Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Ur-Energy Inc.
40 Elgin Street, Suite 1400
Ottawa, Ontario K1P 5K6

2.	Date of Material Change

May 29, 2009

3.	News Release

Attached as Schedule A is a copy of the news release issued by Ur-Energy Inc. (the “Corporation” or “Ur-Energy”) on May 29, 2009 at Denver, Colorado via Marketwire.

4.	Summary of Material Change

Ur-Energy received new guidance from the Nuclear Regulatory Commission (NRC) concerning the NRC’s schedule for the first three pending applications for In Situ Recovery (ISR) operations which includes the Corporation’s application for its Lost Creek Project. The Corporation expects that this new guidance will have minimal effect on timing for the start of construction and commencement of production at its Lost Creek Project.

All pending ISR applications with the NRC have all been tied to the ISR Generic Environmental Impact Statement (GEIS), which was originally scheduled for publication in January 2009 and is now scheduled for formal release in early June 2009.  The intent of the NRC is to use the ISR GEIS to more efficiently process the many applications that the NRC has been expecting to receive for new ISR operations.  Originally, the NRC planned on tiering site-specific Environmental Assessments (EA) for each application off the ISR GEIS and expected that licenses could be issued within a few months of publication of the GEIS.  The NRC has now determined that it will complete a site-specific Supplemental Environmental Impact Statement (SEIS) for each of the ISR applications rather than an EA.  The additional requirements for completing an SEIS for each application has necessitated a new NRC schedule which calls for completion of an SEIS for each of the first three pending applications by April 2010 and probable issuance of licenses by June 2010.

5.	Full Description of Material Change

Ur-Energy received new guidance from the Nuclear Regulatory Commission (NRC) concerning the NRC’s schedule for the first three pending applications for In Situ Recovery (ISR) operations which includes the Corporation’s application for its Lost Creek Project. The Corporation expects that this new guidance will have minimal effect on timing for the start of construction and commencement of production at its Lost Creek Project.

All pending ISR applications with the NRC have all been tied to the ISR Generic Environmental Impact Statement (GEIS), which was originally scheduled for publication in January 2009 and is now scheduled for formal release in early June 2009.  The intent of the NRC is to use the ISR GEIS to more efficiently process the many applications that the NRC has been expecting to receive for new ISR operations.  Originally, the NRC planned on tiering site-specific Environmental Assessments (EA) for each application off the ISR GEIS and expected that licenses could be issued within a few months of publication of the GEIS.  The NRC has now determined that it will complete a site-specific Supplemental Environmental Impact Statement (SEIS) for each of the ISR applications rather than an EA.  The additional requirements for completing an SEIS for each application has necessitated a new NRC schedule which calls for completion of an SEIS for each of the first three pending applications by April 2010 and probable issuance of licenses by June 2010.

Official NRC correspondence stated, “The schedule adjustments are being made since NRC plans, to more clearly meet the requirement for completing an EIS for new ISR facilities and in response to public concerns, to issue supplemental environmental impact statements (SEIS) rather than environmental assessments (EA), for new in situ uranium recovery applications.  I’d like to stress that while this expected revision is a change to the original strategy and there are some impacts to the schedule, the overall strategy provides for more certainty in the schedule for completion. Specifically, the revision eliminates the potential for unanticipated schedule delays due to having to complete an EIS when significant effects are determined from an EA and provides a more solid basis for decision-making.”

Bill Boberg, President & CEO of the Corporation stated, “While this decision of the NRC extends our timeline for the receipt of our license we recognize that the NRC is being cautious and trying to ensure that all licenses granted for new ISR operations in the US will be based on solid engineering, scientific, environmental and legal foundations.  We are taking steps to mitigate the potential for extending our production timeframe beyond that set for Q4 2010 and have determined that we should be able to be in production within only a few months beyond our current plans, keeping us essentially within our original budget and enabling us to reach production with funds currently on hand.  Our Q4 2010 production timeframe was already based on commencing construction in the spring of 2010 and not Q4 2009 because of the potential for severe winter weather at the site.  As a result, this schedule change of the NRC only affects the timing of our license issuance but does not significantly change the timing for the start of construction or commencement of production.”

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Paul G. Goss General Counsel & Corporate Secretary Ur-Energy Inc. 10758 W. Centennial Road, Suite 200 Littleton, Colorado 80127 Telephone: (720) 981-4588

9.           Date of Report

June 1, 2009

Schedule A

Nuclear Regulatory Commission Adds New Schedule Requirements
for Early In Situ Recovery Applications

Denver, Colorado (Marketwire – May 29, 2009) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG)  (Ur-Energy or the Company) has received new guidance from the Nuclear Regulatory Commission (NRC) concerning the NRC’s schedule for the first three pending applications for In Situ Recovery (ISR) operations which includes the Company’s application for its Lost Creek Project. The Company expects that this new guidance will have minimal effect on timing for the start of construction and commencement of production at its Lost Creek Project.

The pending ISR applications with the NRC have all been tied to the ISR Generic Environmental Impact Statement (GEIS), which was originally scheduled for publication in January 2009 and is now scheduled for formal release in early June 2009.  The intent of the NRC is to use the ISR GEIS to more efficiently process the many applications that the NRC has been expecting to receive for new ISR operations.  Originally, the NRC planned on tiering site-specific Environmental Assessments (EA) for each application off the ISR GEIS and expected that licenses could be issued within a few months of publication of the GEIS.  The NRC has now determined that it will complete a site-specific Supplemental Environmental Impact Statement (SEIS) for each of the ISR applications rather than an EA.  The additional requirements for completing an SEIS for each application has necessitated a new NRC schedule which calls for completion of an SEIS for each of the pending applications by April 2010 and probable issuance of licenses by June 2010.

Official NRC correspondence stated, “The schedule adjustments are being made since NRC plans, to more clearly meet the requirement for completing an EIS for new ISR facilities and in response to public concerns, to issue supplemental environmental impact statements (SEIS) rather than environmental assessments (EA), for new in situ uranium recovery applications.  I’d like to stress that while this expected revision is a change to the original strategy and there are some impacts to the schedule, the overall strategy provides for more certainty in the schedule for completion. Specifically, the revision eliminates the potential for unanticipated schedule delays due to having to complete an EIS when significant effects are determined from an EA and provides a more solid basis for decision-making.”

Bill Boberg, President & CEO stated, “While this decision of the NRC extends our timeline for the receipt of our license we recognize that the NRC is being cautious and trying to ensure that all licenses granted for new ISR operations in the US will be based on solid engineering, scientific, environmental and legal foundations.  We are taking steps to mitigate the potential for extending our production timeframe beyond that set for Q4 2010 and have determined that we should be able to be in production within only a few months beyond our current plans, keeping us essentially within our original budget and enabling us to reach production with funds currently on hand.  Our Q4 2010 production timeframe was already based on commencing construction in the spring of 2010 and not Q4 2009 because of the potential for severe winter weather at the site.  As a result, this schedule change of the NRC only affects the timing of our license issuance but does not significantly change the timing for the start of construction or commencement of production.”

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production while also planning and permitting a two-million-pounds-per-year in situ uranium processing facility. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG.” Ur-Energy’s corporate office is located in Littleton, Colorado and its registered office is in Ottawa, Ontario. Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dani Wright-Jones, Manager, Investor/Public Relations	Bill Boberg, President and CEO
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g. production rates, timetables and methods at Lost Creek; sufficiency of cash to fund capital requirements; receipt of (and related timing of) an NRC Source Material License and WDEQ Permit to Mine and other necessary permits related to Lost Creek; procurement and construction plans, and the Lost Creek production timeline, etc.) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; capital and other costs varying significantly from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.